NGL Energy Partners LP
NGL Energy Finance Corp.
6120 South Yale Avenue, Suite 805
Tulsa, OK 74136

January 17, 2020

BY EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:  NGL Energy Partners LP and NGL Energy Finance Corp. Exchange Offer.

Ladies and Gentlemen:

In connection with the exchange offer (the “Exchange Offer”) being made by NGL Energy Partners LP and NGL Energy Finance Corp. (the “Issuers”) pursuant to the prospectus contained in the Issuers’ Registration Statement on Form S-4 (File No. 333-235869) filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2020, this letter will confirm the following:

(1)                                 The Issuers are registering the Exchange Offer in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to:  (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2)                                 The Issuers have not entered into any arrangement or understanding with any person to distribute the registered 7.5% Senior Notes due 2026 to be received in the Exchange Offer (the “New Notes”) in exchange for the Issuers’ outstanding 7.5% Senior Notes due 2026 (the “Old Notes”), and, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes to be received in the Exchange Offer, is not an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuers to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act.  In addition, to the best of the Issuers’ information and belief, each person participating in the Exchange Offer who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of the New Notes.  In this regard, the Issuers will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer with the intention of participating in any manner in a distribution of the New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.  The Issuers acknowledge that such a secondary resale for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3)                                 A broker-dealer may participate in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the New Notes, and the Issuers (i) will make each person participating in the Exchange Offer aware (through the Prospectus for the Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (2) above in connection with any resale of such New Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes.  However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The transmittal letter to be executed by the exchange offeree in order to participate in the Exchange Offer includes a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(Signature Page Follows)

Sincerely,

NGL ENERGY PARTNERS LP

By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer

NGL ENERGY FINANCE CORP.

By:	/s/ Robert W. Karlovich III
	Name:	Robert W. Karlovich III
	Title:	Executive Vice President and Chief Financial Officer